SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                               (Amendment No. 12)

                   Under the Securities Exchange Act of 1934*

                             Nabi Biopharmaceuticals
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.10 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    629519109
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                                 Daniel S. Loeb
                                 Third Point LLC
                                 390 Park Avenue
                               New York, NY 10022
                                 (212) 224-7400
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:
                            Michael A. Schwartz, Esq.
                          Willkie Farr & Gallagher LLP
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000

                                 January 1, 2009
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


-----------------------------                        ---------------------------
CUSIP No. 629519109                                  Page 2 of 16 Pages
-----------------------------                        ---------------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON

            Third Point LLC
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [ ]
                                                                   (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)     [ ]
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED              6,890,000
BY EACH REPORTING     --------- ------------------------------------------------
PERSON WITH              9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                6,890,000
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            6,890,000
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES* [ ]
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            13.3%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D


-----------------------------                        ---------------------------
CUSIP No. 629519109                                  Page 3 of 16 Pages
-----------------------------                        ---------------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON

            Third Point Offshore Fund, Ltd.
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [ ]
                                                                   (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)     [ ]
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED              0
BY EACH REPORTING     --------- ------------------------------------------------
PERSON WITH              9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            0
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES* [ ]
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0.0%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D


-----------------------------                        ---------------------------
CUSIP No. 629519109                                  Page 4 of 16 Pages
-----------------------------                        ---------------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON

            Third Point Offshore Master Fund, L.P.
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [ ]
                                                                   (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)     [ ]
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED              4,428,500
BY EACH REPORTING     --------- ------------------------------------------------
PERSON WITH              9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                4,428,500
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            4,428,500
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES* [ ]
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            8.5%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D


-----------------------------                        ---------------------------
CUSIP No. 629519109                                  Page 5 of 16 Pages
-----------------------------                        ---------------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON

            Third Point Advisors II LLC
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [ ]
                                                                   (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)     [ ]
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED              4,428,500
BY EACH REPORTING     --------- ------------------------------------------------
PERSON WITH              9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                4,428,500
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            4,428,500
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES* [ ]
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            8.5%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D


-----------------------------                        ---------------------------
CUSIP No. 629519109                                  Page 6 of 16 Pages
-----------------------------                        ---------------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON

            Daniel S. Loeb
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [ ]
                                                                   (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)     [ ]
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED              6,890,000
BY EACH REPORTING     --------- ------------------------------------------------
PERSON WITH              9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                6,890,000
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            6,890,000
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES* [ ]
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            13.3%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D


-----------------------------                        ---------------------------
CUSIP No. 629519109                                  Page 7 of 16 Pages
-----------------------------                        ---------------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON

            Jason Aryeh
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [ ]
                                                                   (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)     [ ]
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED              1,285,650
BY EACH REPORTING     --------- ------------------------------------------------
PERSON WITH              9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                1,285,650
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            1,285,650
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES* [ ]
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            2.5%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
----------- --------------------------------------------------------------------

     This Amendment No. 12 (this "Amendment No. 12") is being filed with respect to the common stock, par value $0.10 per share (the "Common Stock"), of Nabi Biopharmaceuticals, a Delaware corporation (the "Company"), to amend the
Schedule 13D filed on April 17, 2006 (as amended by Amendment No. 1 thereto filed on April 27, 2006, Amendment No. 2 thereto filed on June 15, 2006, Amendment No. 3 thereto filed on August 16, 2006, Amendment No. 4 thereto filed on September 5, 2006, Amendment No. 5 thereto filed on September 14, 2006, Amendment No. 6 thereto filed on September 26, 2006, Amendment No. 7 thereto filed on October 4, 2006, Amendment No. 8 thereto filed on October 16, 2006, Amendment No. 9 thereto filed on October 30, 2006, Amendment No. 10 thereto filed on November 13, 2006, Amendment No. 11 thereto filed on May 11, 2007 and this Amendment No. 12, the "Schedule 13D"). This Amendment No. 12 is being filed on behalf of Third Point LLC, a Delaware limited liability company (the "Management Company"), Third Point Offshore Fund, Ltd., a Cayman Islands limited liability exempted company (the "Offshore Fund"), Daniel S. Loeb, an individual ("Mr. Loeb"), Third Point Offshore Master Fund, L.P., a Cayman Islands exempted limited partnership (the "Offshore Master Fund"), and Third Point Advisors II L.L.C., a Delaware limited liability company ("Advisors II" and together with the Management Company, Mr. Loeb, the Offshore Fund, the Offshore Master Fund and Advisors II, the "Third Point Reporting Persons"), and Jason Aryeh, an individual ("Mr. Aryeh" and, together with the Third Point Reporting Persons, the "Reporting Persons").

         As of January 1, 2009, the Offshore Fund, one of the existing joint filers of the Schedule 13D, has transferred all of its assets (including its interest in the Common Stock) to the Offshore Master Fund. This Amendment No. 12 is being filed to disclose that the Offshore Fund no longer beneficially owns any Common Stock and to include the Offshore Master Fund and Advisors II as joint filers of the Schedule 13D. The Offshore Master Fund and Advisors II may be deemed to have beneficial ownership of more than 5% of the Common Stock by virtue of the Offshore Master Fund's acquisition of the Common Stock. Advisors II is the general partner of the Offshore Master Fund and as such may be deemed to have beneficial ownership over the Common Stock owned by the Offshore Master Fund. The Management Company is the investment manager or adviser to a variety of funds and managed accounts (such funds and accounts, including the Offshore Master Fund, the "Funds"). The Funds directly own the Common Stock to which this
Schedule 13D relates, and Mr. Loeb and the Management Company may be deemed to have beneficial ownership over such Common Stock by virtue of the authority granted to them by the Funds to vote and to dispose of the securities held by the Funds, including the Common Stock. Mr. Aryeh may be deemed to have beneficial ownership of (i) shares that may be acquired upon exercise of options held directly by him and (ii) the shares of Common Stock directly owned (or acquirable upon the exercise of options to purchase Common Stock) by JALAA Equities, LP ("JALAA"), JLV Investments, LP, the Jason Aryeh Trust, the Jason Aryeh 2003 Family Trust, the Jason Aryeh IRA, and Ann Schroeder (collectively, the "Aryeh Entities") by virtue of his ability to vote and/or to dispose of the securities held by the Aryeh Entities, including the Common Stock.

Item 2.     Identity and Background.

     Item 2(a) of the Schedule 13D is hereby amended by adding the following thereto:

     Third Point Offshore Master Fund, L.P. (the "Offshore Master Fund") is organized as an exempted limited partnership under the laws of the Cayman Islands. Third Point Advisors II L.L.C. ("Advisors II") is organized as a limited liability company under the laws of the State of Delaware.

     Item 2(b) of the Schedule 13D is hereby amended by adding the following thereto:

     The address of the principal business and principal office of the Offshore Master Fund is c/o Walkers SPV Limited, Walker House, 87 Mary Street, George Town, Grand Cayman KY1-9002, Cayman Islands, British West Indies. The address of the principal business and principal office of Advisors II is 390 Park Avenue, New York, New York, 10022.

     Item 2(c) of the Schedule 13D is hereby amended by adding the following thereto:

     The principal business of the Offshore Master Fund is to invest and trade in securities. The principal business of Advisors II is to serve as the general partner of the Offshore Master Fund.

     Item 2(d) of the Schedule 13D is hereby amended by adding the following thereto:

     Neither the Offshore Master Fund nor, to the best of its knowledge, any of its directors, executive officers or general partner has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Neither Advisors II nor, to the best of its knowledge, any of its directors, executive officers or members has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     Item 2(e) of the Schedule 13D is hereby amended by adding the following thereto:

     Neither the Offshore Master Fund nor, to the best of its knowledge, any of its directors, executive officers or general partner has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Neither Advisors II nor, to the best of its knowledge, any of its directors, executive officers or members has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration.


     Item 3 of the Schedule 13D is hereby amended by adding the following:

         The Offshore Master Fund acquired all of the assets of the Offshore Fund including the Common Stock beneficially owned by the Offshore Fund in exchange for issuing its entire limited partnership interest to the Offshore Fund.

Item 5.    Interest in Securities of the Issuer.

     Item 5(a) of the Schedule 13D is hereby amended and restated as follows:

     As of the date of this Schedule 13D, the Management Company and Mr. Loeb beneficially own 6,890,000 shares of Common Stock (the "Third Point Shares"). The Third Point Shares represent 13.3% of the Common Stock, based upon the 51,940,659 shares of Common Stock outstanding as of October 31, 2008, as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 27, 2008 (the "Reported Share Number"). Except as stated otherwise, the percentages used herein and in the rest of this Schedule 13D are calculated based upon the Reported Share Number.

     As of the date of this Schedule 13D, the Offshore Fund does not beneficially own any Common Stock, the Offshore Master Fund directly beneficially owns 4,428,500 shares of Common Stock (transferred to it by the Offshore Fund), representing 8.5% of the outstanding shares of Common Stock and Advisors II, as general partner of the Offshore Master Fund, beneficially owns 4,428,500 shares of Common Stock, representing 8.5% of the outstanding shares of Common Stock. None of the other individual Funds beneficially owns a number of shares of Common Stock representing more than 5% of the outstanding shares of Common Stock.

     As of the date hereof, Mr. Aryeh beneficially owns 1,285,650 shares of Common Stock, consisting of 1,232,650 shares of Common Stock currently beneficially owned by Mr. Aryeh (the "Aryeh Shares") and 53,000 shares of Common Stock acquirable within 60 days of this Schedule 13D upon exercise of options granted by the Company to and currently held by Mr. Aryeh in connection with his service as a member of the board of directors of the Company (the "Aryeh Options"). The Aryeh Shares and Aryeh Options together represent 2.5% of the outstanding Common Stock, based upon (i) the Reported Share Number and (ii) the 53,000 shares of Common Stock issuable upon the exercise of the Aryeh Options.

     Item 5(b) of the Schedule 13D is hereby amended and restated as follows:

     The Management Company and Mr. Loeb share voting and dispositive power over the 6,890,000 shares of Common Stock held directly by the Funds. The Management Company, Mr. Loeb, the Offshore Master Fund and Advisors II share voting power and dispositive power over the 4,428,500 shares of Common Stock held directly by the Offshore Master Fund. Mr. Aryeh and the Aryeh Entities share voting power and dispositive power over the 1,285,650 shares of Common Stock beneficially owned by Mr. Aryeh.

     Item 5(c) of the Schedule 13D is hereby amended by adding the following thereto:

     On January 1, 2009, the Offshore Fund transferred all of its assets (including all its interest in the shares of Common Stock) to the Offshore Master Fund in exchange for the entire limited partnership interest of the Offshore Master Fund.

     Except as set forth herein, during the past 60 days, there were no transactions in the Common Stock effected by any of the Reporting Persons, nor, in the case of the Management Company, the Offshore Fund and JALAA, to the best of their knowledge, any of their directors, executive officers, general partners or members, as applicable. Except as described herein, there were no transactions effected by the Offshore Master Fund or Advisors II.

     Item 5(d) of the Schedule 13D is hereby amended and restated as follows:

     Other than the Funds which directly hold the Third Point Shares, and except as set forth in this Item 5, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Third Point Shares. Other than the Aryeh Entities which directly hold the Aryeh Shares, and except as set forth in this Item 5, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Aryeh Shares.

     Item 5(e) of the Schedule 13D is hereby amended and restated as follows:

     The Offshore Fund has ceased to be the beneficial owner of more than five percent of the Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Item 6 of the Schedule 13D is hereby amended by adding the following thereto:

     In connection with his service as a member of the board of directors of the Company, on May 18, 2007, Mr. Aryeh was granted options, which he currently holds, pursuant to which he can purchase 20,000 shares of Common Stock at a price of $5.20 per share. Such options became exercisable in four equal installments on August 18, 2007, November 18, 2007, February 18, 2008, and May 18, 2008 and expire on May 18, 2014. Mr. Aryeh was granted additional options in connection with his service as a member of the board of directors of the Company on May 7, 2008, which he currently holds, and pursuant to which he can purchase 20,000 shares of Common Stock at a price of $3.84 per share. Such options became or will become exercisable in four equal installments on August 7, 2008, November 7, 2008, February 7, 2009, and May 7, 2009 and expire on May 7, 2015.

     On January 1, 2009, the Offshore Master Fund acquired all of the assets of the Offshore Fund (including the Common Stock beneficially owned by the Offshore
Fund), in exchange for the entire limited partnership interest of the Offshore Master Fund pursuant to an Assignment and Assumption Agreement and Bill of Sale, dated as of December 29, 2008, by and between the Offshore Fund and the Offshore Master Fund.

Item 7.   Material to be Filed as Exhibits

99.2 Joint Filing Agreement, dated as of January 5, 2009, by and among Third Point LLC, .Daniel S. Loeb, Third Point Offshore Fund Ltd., Third Point Offshore Master Fund, L.P., and Third Point Advisors II L.L.C.

99.3 Power of Attorney granted by Daniel S. Loeb in favor of James P. Gallagher, William Song, Joshua L. Targoff and Bruce Wilson, dated January 5, 2009.


                         [Signatures on following page]

                                   SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  January 5, 2009


                              THIRD POINT LLC

                              By:   Daniel S. Loeb, Chief Executive Officer


                              By:       /s/ William Song
                                        ----------------------------------------
                              Name:     William Song
                              Title:    Attorney-in-Fact



                              DANIEL S. LOEB


                              By:       /s/ William Song
                                        ----------------------------------------
                              Name:     William Song
                              Title:    Attorney-in-Fact



                              THIRD POINT OFFSHORE FUND, LTD.

                              By: Daniel S. Loeb, Director


                              By:       /s/ William Song
                                        ----------------------------------------
                              Name:     William Song
                              Title:    Attorney-in-Fact





               [SIGNATURE PAGE TO AMENDMENT NO. 12 TO SCHEDULE 13D
                    WITH RESPECT TO NABI BIOPHARMACEUTICALS]

                              THIRD POINT OFFSHORE MASTER FUND, L.P.

                               By: Third Point Advisors II L.L.C.,
                                   its general partner
                               By:   Daniel S. Loeb, Managing Director


                              By:       /s/ William Song
                                        ----------------------------------------
                              Name:     William Song
                              Title:    Attorney-in-Fact



                              THIRD POINT ADVISORS II L.L.C.

                              By:   Daniel S. Loeb, Managing Director


                               By:       /s/ William Song
                                        ----------------------------------------
                              Name:     William Song
                              Title:    Attorney-in-Fact





                              /s/ Jason Aryeh
                              --------------------------------------------------
                              Jason Aryeh



               [SIGNATURE PAGE TO AMENDMENT NO. 12 TO SCHEDULE 13D
                    WITH RESPECT TO NABI BIOPHARMACEUTICALS]